Filed by ArcLight Clean Transition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ArcLight Clean Transition Corp. II

Commission File No. 001-40272

OPAL Fuels Co-CEO Explains Why the

Energy Firm is Converting Methane Emissions

into Natural Gas

Thursday, December 9, 2021

PARTICIPANTS

Adam Comora - OPAL Fuels Co-CEO

Karina Mitchell - Yahoo Finance

Karina Mitchell

We’ll stay on the energy sector. Renewable natural gas company OPAL Fuels is planning to go public via a SPAC deal with ArcLight Clean Energy. Here to discuss that and RNG production is Adam Comora, OPAL Fuels co-CEO.

Adam, thank you so much for your time today. If you can just first of all just give us the lay of the land. Explain to us how is natural gas created. I know it uses methane gas.

Adam Comora

Yes, exactly. What we do is we take harmful methane emissions that we capture at landfills and dairy digester--at dairies from cow manure, and we clean up that gas and turn it into a renewable transportation fuel for the Class 8 heavy duty fleet market.

Karina Mitchell

So, Adam, I think it’s awesome what you’re doing, and it should over the long-term make a--have a big impact on our environment. I know for a long time you’ve been doing this in other areas. But what does this mean now to transportation fuel, because I know that you’ve been doing it with renewable electricity for a while, and how are you getting companies to agree to jump on board? Because a lot of these transportation companies are older companies who’ve been doing it the old way forever.

Adam Comora

Yes, great questions. And we have been doing this for a long period of time. We’ve been in the renewable natural gas business for over 20 years, taking that landfill gas and turning it into renewable electricity. And six, seven, eight years ago, we started thinking about higher, better use of those renewable natural gas assets, and have been in the midst of converting those power projects into renewable natural gas that we can then use as a transportation fuel.

And we do that by building renewable natural gas fueling stations around the country. We’ve built 350 so far. UPS is our largest customer, where we’ve built 50 stations for them, and have over 5,000 of their Class 8 trucks fueling at stations that we operate for them. And really, we’re getting people on board because it is an extremely rare product and solution where companies can both save money and dramatically reduce their carbon emissions.

So, we’re really excited about it. It’s a proven technology. There’s over 60,000 of these trucks on the road today. And when you read a Bill Gates book and everybody talks about the green premium and convincing people, this is actually a green discount product. So, we’re really excited about the prospects and actually are seeing a lot more interest coming from numerous large logistics and trucking firms.

Karina Mitchell

And how instrumental was President Biden and his Build Back Better plan in leading the charge and making people more aware and more interested in your type of product?

Adam Comora

Well, certainly capturing harmful methane emissions has gotten more attention recently, and we’re grateful for it. It’s the single most important thing we can do to halt climate change. The second biggest issue is reducing emissions from the transportation sector. So, really excited that this product can hit both of those head on.

OPAL Fuels Co-CEO Explains Why the Energy Firm is Converting Methane Emissions into Natural Gas

Thursday, December 9, 2021, 4:30 P.M. Eastern

The Build Back Better plan has a few features to it which may help increase adoption. One is an investment tax credit around the capital expenditures when we build these facilities. We can also take our renewable natural gas and create a low carbon intensity hydrogen. And we’ve got a couple of agreements in place, strategic agreements, where we will be supplying renewable natural gas to lower the carbon intensity of hydrogen. So, if that gets passed as well, that could be a new end market for us for our renewable natural gas.

But it’s not just the Biden administration. We’re really seeing this trend across the globe and finding new end markets as well internationally. So, we’re terrifically suited to decarbonize transportation here in the U.S., and at the same time there are other end markets growing as well, either supported in this Biden Build Back Better plan or across the globe.

Karina Mitchell

Adam, give us a feel for cost, the cost of renewable natural as compared to other sources.

Adam Comora

Well, fossil natural gas would be a little bit cheaper to produce than what we’re doing from our renewable natural gas. It’s pretty interesting though. A lot of people, when they think about the cost of fossil natural gas, they’re not thinking about the indirect costs that they’re causing by the climate change. So, that doesn’t necessarily get included in their cost of operations, but it does show up in the rest of the global economy with the issues that are being caused from it.

So, although our direct operating costs are a little bit higher than fossil natural gas, when you factor in all the emissions and lower carbon intensity that comes with our product, I would think the full lifecycle of our cost is actually not as great as the emissions caused by some of those other fossil fuels.

Karina Mitchell

And then, Adam, want to ask you, what percentage do you think of energy use in the U.S. is RNG? How much does it account for, and then what growth do you anticipate going forward into next year, let’s say?

Adam Comora

Yes. So, right now it is a drop in the bucket, so to speak, of total energy production and usage in the U.S. We produce--oh, we think about ourselves in the diesel heavy duty transportation fuel market, and that’s about a 45 billion gallon a market year, and renewable natural gas is maybe accounting for about 500 million gallons. So, we still have a way to go, and we’re really excited that there’s plenty of new landfills to convert, renewal electricity projects to convert, and new sources of biogas as well. Ultimately, we think we can increase production 10, 20 fold from where we are today.

Karina Mitchell

All right. Well, it’s definitely the fuel of the future. Adam Comora, OPAL Fuels Co-CEO, thank you so much for your time today.

OPAL Fuels Co-CEO Explains Why the Energy Firm is Converting Methane Emissions into Natural Gas

Thursday, December 9, 2021, 4:30 P.M. Eastern

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customers and suppliers and retain key employees; (8) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed transaction; (9) the outcome of any legal proceedings that may be instituted in connection with the proposed transaction; (10) the amount of redemption requests made by ArcLight’s public shareholders; and (11)the ability of the combined company that results from the proposed transaction to issue equity or equity-linked securities or obtain debt financing in connection with the transaction or in the future. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Both ArcLight and the Company expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in ArcLight’s or the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Important Information and Where to Find It

A full description of the terms of the transaction will be provided in a registration statement on Form S-4 to be filed with the SEC by ArcLight that will include a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholders meeting of ArcLight to vote on the business combination. ArcLight urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about ArcLight, the Company and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of ArcLight as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: ArcLight Clean Transition Corp. II, 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02116. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

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ArcLight and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ArcLight’s shareholders in connection with the proposed transaction. Information about ArcLight’s directors and executive officers and their ownership of ArcLight’s securities is set forth in ArcLight’s filings with the SEC. To the extent that holdings of ArcLight’s securities have changed since the amounts printed in ArcLight’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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